ROBERT A.  FORRESTER

ATTORNEY AT LAW

1755 NORTH COLLINS BLVD.,

SUITE 360

RICHARDSON, TX 75080

(972) 437-9898

 Fax (972) 480-8406

raforrester@sbcglobal.net

December 5, 2011

Michael McTiernan

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:

Medical Hospitality Group, Inc.

File No. 333-174533

Form S-11

Dear Mr. McTiernan:

On behalf of Medical Hospitality Group, Inc. (the “Company”), I am filing contemporaneously Amendment No. 5 to the Company’s Registration Statement on Form S-11 relating to the sale of certain securities of the Company.

Our response to the comment letter dated December 5, 2011, is as follows:

Exhibit 15

1. We note your revision to your exhibits in response to our prior comments four and five from our October 28, 2011 comment letter. Please revise your filing to include two separate consents from your auditors at Exhibit 15 and Exhibit 23. The Exhibit 15 should only include the language which references the review report. The Exhibit 23 should only contain the language which references the audit report and the reference to the firm as experts. Reference is made to Rule 601 of Regulation S-K.

Complied with.

Please do not hesitate to contact me if I can aid the staff’s review in any manner.

Very truly yours,

/s/ Robert A. Forrester

Robert A. Forrester